

NEWS RELEASE

Altria Group, Inc.
120 Park Avenue
New York, NY 10017

Contact: Nicholas M. Rolli
(917) 663-3460

Timothy R. Kellogg
(917) 663-2759

ALTRIA GROUP, INC. REPORTS 2006 FIRST-QUARTER RESULTS

Diluted Earnings Per Share from Continuing Operations Up 33.1% to $1.65 vs. $1.24 in Year-Ago Quarter

Reaffirms Previously Announced Projection for 2006 Full-Year Diluted Earnings Per Share from Continuing Operations in a Range of $5.25 to $5.35

NEW YORK, April 20, 2006 – Altria Group, Inc. (NYSE: MO) today announced first-quarter 2006 diluted earnings per share from continuing operations of $1.65, up 33.1% versus the corresponding prior year period, including $0.46 per share from a previously announced reversal of tax reserves following the conclusion of an IRS examination of Altria's consolidated tax returns for the years 1996 through 1999, and several other items, which are detailed on the attached Schedule 4.

"Our first quarter results were impacted by a number of items in both 2006 and the year-ago period. Absent those items, our businesses achieved operating results that were in line with our expectations," said Louis C. Camilleri, chairman and chief executive officer of Altria Group, Inc.

"Our domestic tobacco business delivered strong share and income gains in the first quarter of 2006, reflecting the strength of the **Marlboro** brand," Mr. Camilleri said. "Our international tobacco business achieved solid volume and share gains in many markets, but as previously anticipated, income growth was adversely impacted by a combination of factors, including unfavorable currency movements, lower results in Spain and a difficult comparison to the prior year."

"In our food business, Kraft continued to make progress against its long-term objectives, achieving both solid organic revenue growth and stronger results from operations. Although commodity costs and the European Union business remain challenging, Kraft expects its momentum to build in 2006."

2006 Full-Year Forecast

Altria Group reaffirmed its previously announced projection for 2006 full-year diluted earnings per share from continuing operations in a range of $5.25 to $5.35.

This forecast includes the $0.46 tax benefit recorded in this quarter, as well as approximately $0.36 per share in charges associated with the Kraft restructuring program for the full year, unfavorable currency of $0.14 per share, about $0.10 per share for lower tobacco income in Spain, $0.05 per share due to higher shares outstanding, a $0.05 per share negative impact from Kraft's sale of the *Milk-Bone* brand, which was announced on March 16, 2006, and $0.03 per share in charges related to an Italian antitrust action. It does not include the impact of any future potential acquisitions or divestitures. The factors described in the Forward-Looking and Cautionary Statements section of this release represent continuing risks to this projection.

Conference Call

A conference call with members of the investment community and news media will be Webcast at 9:00 a.m. Eastern Time on April 20, 2006. Access is available at www.altria.com.

ALTRIA GROUP, INC.

As described in "Note 15. Segment Reporting" of Altria Group, Inc.'s 2005 Annual Report, management reviews operating companies income, which is defined as operating income before corporate expenses and amortization of intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze business performance and trends. For a reconciliation of operating companies income to operating income, see the Condensed Statements of Earnings contained in this release.

All references in this news release are to continuing operations, unless otherwise noted.

2006 First-Quarter Results

Net revenues for the first quarter of 2006 increased 3.1% versus 2005 to $24.4 billion, including $708 million from acquisitions offset by unfavorable currency of $749 million.

Operating income decreased 2.3% to $4.1 billion, reflecting the items described in the attached reconciliation on Schedule 3, including higher charges at Kraft for asset impairment and exit costs, unfavorable currency of $163 million and difficult comparisons with the first quarter of 2005 when Kraft benefited from gains on sales of businesses and Philip Morris International (PMI) recorded a $96 million benefit from the one-time sale of inventory to its new distributor in Italy. These were partially offset by the positive impact of acquisitions of approximately $146 million, primarily Sampoerna.

Earnings from continuing operations increased 34.6% to $3.5 billion, reflecting the factors mentioned above and a significantly lower effective tax rate. The company's effective tax rate was 7.5% in the first quarter of 2006 compared to 33.1% for the same period in 2005, primarily reflecting the previously announced tax benefits recorded in the first quarter.

Net earnings, including discontinued operations, increased 33.9% to $3.5 billion, aided by the previously announced tax benefits of approximately $1.0 billion. Diluted earnings per share, including discontinued operations as detailed on Schedule 1, increased 32.0% to $1.65, driven by the factors mentioned above.

During the first quarter of 2006, Altria Group, Inc. declared a regular quarterly dividend of $0.80 per common share, which represents an annualized rate of $3.20 per common share.

DOMESTIC TOBACCO

2006 First-Quarter Results

For the first quarter of 2006, Philip Morris USA (PM USA), Altria Group, Inc.'s domestic tobacco business, achieved solid results. Shipment volume of 43.3 billion units was up 1.2% from the previous year, but was estimated to be essentially flat when adjusted for one more shipping day versus the first quarter of 2005. Premium mix for PM USA increased by 0.4 percentage points to 92.0% in the first quarter of 2006.

Operating companies income increased 7.5% to $1.1 billion, primarily driven by lower wholesale and retail promotional allowance rates and higher volume.

As shown in the following table, PM USA's total retail share increased to 50.4% in the first quarter of 2006, driven by **Marlboro** and **Parliament**.

Philip Morris USA Quarterly Retail Share*

	Q1 2006	Q1 2005	Change
Marlboro	40.4%	39.8%	0.6 pp
Parliament	1.8%	1.7%	0.1 pp
Virginia Slims	2.3%	2.3%	0.0 pp
Basic	4.2%	4.3%	-0.1 pp
Focus Brands	48.7%	48.1%	0.6 pp
Other PM USA	1.7%	1.9%	-0.2 pp
Total PM USA	50.4%	50.0%	0.4 pp

* IRI/Capstone Total Retail Panel was developed to measure market share in retail stores selling cigarettes. It is not designed to capture Internet or direct mail sales.

PM USA's share of the premium category was unchanged at 62.1%, while its share of the discount category grew 0.2 share points to 16.5%, reflecting the performance of **Basic**. The total industry's premium category share increased 0.8 points to 74.3% in the first quarter of 2006, while the discount category share correspondingly declined to 25.7%. Within the discount category, share of the deep discount segment (which includes both major manufacturers' private label brands and all other manufacturers' discount brands) declined 0.2 points to 11.6%.

INTERNATIONAL TOBACCO

2006 First-Quarter Results

Cigarette shipment volume for Philip Morris International Inc. (PMI), Altria Group, Inc.'s international tobacco business, increased 4.6% to 210.2 billion units. The favorable impact of acquisitions in Indonesia and Colombia, coupled with solid gains in Argentina, Egypt, France, the Philippines, Russia, Turkey and Ukraine, were partially offset by declines in Japan (reflecting the prior-year **Marlboro** inventory build-up in anticipation of the expiration of the **Marlboro** license in April 2005), Spain (due to lower share and lower total consumption), worldwide duty-free (due to timing of shipments and lower travel allowances in Turkey) and the impact of the inventory sale to a new distributor in Italy during the first quarter of 2005. Excluding acquisitions, as well as the 2005 inventory sale in Italy and **Marlboro** inventory build-up in Japan, PMI's cigarette shipment volume was essentially flat. PMI's total tobacco volume, which included 2.3 billion cigarette equivalent units of other tobacco products (OTPs), grew 5.0% to 212.5 billion units versus the same period last year.

Operating companies income was down 5.2% to $2.0 billion, due primarily to a negative currency impact of $156 million, a $61 million charge related to an Italian antitrust action, unfavorable volume and mix, higher R&D expenses, and a difficult comparison with 2005 when PMI recorded income of $96 million for the inventory sale in Italy. Partially offsetting the above factors were higher pricing and the favorable impact of acquisitions of $146 million.

PMI's market shares in the first quarter of 2006 advanced in many countries, with robust gains achieved by several top income markets including Australia, Belgium, France, Germany, Indonesia, Italy, the Netherlands, Turkey and Ukraine.

Total **Marlboro** cigarette shipments of 80.5 billion were down 6.5% compared to the first quarter of 2005, which benefited from the inventory sale in Italy and the inventory build-up in Japan. Absent those items, **Marlboro** cigarette shipments were down 0.6%, due mainly to declines in Germany, Spain and worldwide duty-free, partially offset by gains in France, Japan, the Philippines and Russia. **Marlboro** market shares grew in Australia, France, Greece, Italy, Japan, Mexico, the Netherlands, Russia, Saudi Arabia, Switzerland, Thailand and Ukraine.

In the European Union (EU) region, PMI's cigarette shipments declined 11.9%, but when adjusted to exclude the 2005 inventory sale in Italy, shipments were down 6.8% due largely to Spain. PMI's cigarette market share in the EU region was 39.4%, down 0.6 points as strong share performances in France, Germany and Italy were offset by declines in the Czech Republic, Poland, Portugal and Spain.

In Germany, the total consumption of cigarettes and other tobacco products declined 2.6% and PMI's total tobacco shipments were up 3.1%. PMI's share of total tobacco consumption increased 1.1 points to 29.1%, representing sequential share growth for the second consecutive quarter. The total cigarette market declined 9.8%, while PMI's cigarette volume was down 6.5%, resulting in PMI's cigarette market share rising 0.7 points to 37.1%, driven by the recent price repositioning of **L&M**, the growth of **Next** and the resilience of **Marlboro**, attributable to the growth of **Marlboro** Red. Total tobacco portions volume in the first quarter rose 26.2% to 6.5 billion units and PMI's share of tobacco portions rose 6.1 points to 19.1%. Late last year, the European Court of Justice ruled that the German government's favorable tax treatment of tobacco portions was against EU law. Accordingly, tobacco portions manufactured as of April 1, 2006, now incur the same excise tax as that levied on cigarettes. Existing stocks of tobacco portions are expected to remain in the market through the third quarter of this year.

In Italy, the total cigarette market rose 3.6% versus a low base in the first quarter of 2005, when it was adversely impacted by the compounding effect of the January 2005 smoking ban and the December 2004 tax-driven price increase. PMI's reported shipment volume was down 28.8%, reflecting the inventory sale in 2005, the timing of shipments and distributor inventory movements. However, PMI's in-market sales advanced 5.7%, resulting in a share gain of 1.1 points to 53.3%, driven by **Marlboro**.

In France, PMI's volume and share performance were robust, reflecting a stable pricing environment and moderate price gaps. Shipments rose 12.0% and share grew from 41.5% to 42.6%, an increase of 1.1 point behind the strong performance of **Marlboro** and the **Philip Morris** brand.

In Spain, the total cigarette market was down 4.3%, primarily due to the impact of a new tobacco law implemented on January 1, 2006. PMI's shipments were 18.0% lower and share was down 4.1 points versus the prior year to 32.6%, attributable to declines in **Marlboro, Chesterfield** and **L&M** as a result of down-trading to the low-price segment. However, PMI achieved sequential share growth of 1.0 point in total, and its premium and mid-price brands **Marlboro, Chesterfield** and **L&M** were up a combined 2.3 share points versus the fourth quarter of 2005. Retail share for the low-price segment, which includes all brands priced at 2.00 euros or less per pack of 20 cigarettes, peaked at 31% in the fourth quarter of 2005, but declined to 29% in the first quarter of 2006. On February 11, 2006 the government introduced a minimum excise tax (MET) on cigarettes of 1.10 euros per pack, and further increased ad valorem and specific tax rates. While this action was partially effective, a number of competitive brands priced at 1.75 to 1.85 euros per pack still remain on the market. In this challenging environment, PMI's profitability was significantly below the prior-year level, due largely to the impact of higher excise taxes, lower volume and unfavorable mix.

In Poland, the total market was down 3.3%, due to consumer out-switching to other tobacco products. PMI's shipments declined 6.5% and share was down 1.6 points to 38.5%, driven by the continuing decline of the 70mm segment, partially offset by increases for **L&M** following its February 1, 2006 price repositioning. In the Czech Republic, the total market was essentially flat. PMI's shipments were down 14.6% and its share was lower, reflecting intense price competition. In Portugal, the total market was down 12.0%, due primarily to lower overall consumption. PMI's shipments declined 14.7% and share was down 2.8 points to 85.6%.

In Eastern Europe, the Middle East and Africa, PMI's shipments grew 5.3%, driven primarily by Egypt, Russia, Turkey and Ukraine, partially offset by Romania and Saudi Arabia. In Russia, shipments were up 11.0%, due largely to favorable distributor inventory movements, while market share was down 0.4 points to 26.8%, with declines in PMI's lower-margin offerings partially offset by gains for its premium brands **Marlboro** and **Parliament**. In Turkey, shipments rose 4.9% and market share was up 5.5 points to a record 43.6%, driven by the strong performance of premium-price **Parliament**, as well as **Lark** and **Muratti**. In Ukraine,

6

shipments and market share were higher, aided by improved economic conditions and the continued success of **Marlboro, Parliament** and **Chesterfield**.

In Asia (including Japan), volume increased 30.2%, driven by the acquisition of Sampoerna in Indonesia. Excluding the acquisition, volume was down 4.8%, due primarily to the 2005 **Marlboro** inventory build-up in Japan and a decline in Thailand, partially offset by gains in the Philippines and Korea.

In Indonesia, PMI achieved a 27.3% share in the first quarter, demonstrating the continued strength of its brand portfolio, led by **A Mild**, **A Hijau**, **Dji Sam Soe** and **Marlboro**.

In Japan, PMI's shipments were down 7.1%, due to the 2005 **Marlboro** inventory build-up, as well as a decline of 1.4% in the total market. Market share was flat in the first quarter at 24.8%, although **Marlboro**'s share was up 0.5 points to 10.1%.

PMI's volume in Latin America increased 19.1%, driven by the acquisition of Coltabaco in Colombia. Excluding that acquisition, volume advanced 3.7%, due mainly to Argentina. The total market in Argentina was up 8.3%, while PMI's shipments grew 10.3% and share was up 1.2 points to 63.7%, driven by the price repositioning of the **Philip Morris** brand and the recent launch of **Next** in the ultra low-price segment. In Mexico, the total market was up slightly. PMI's shipments grew 1.9% and market share of 61.6% was unchanged versus the prior-year first quarter. However, **Marlboro**'s share in Mexico advanced 0.2 points to 46.7%.

FOOD

2006 First-Quarter Results

Yesterday, Kraft Foods Inc. (Kraft) reported 2006 first-quarter results. Kraft's net revenues were up 0.8% to $8.1 billion, reflecting positive product mix and pricing, partially offset by lower volume, the impact of divestitures and unfavorable currency of $95 million.

Ongoing volume was down approximately 1.1% for the first quarter, driven by declines in the European Union and ready-to-drink beverages, and the impact of discontinued products.

Operating income decreased 12.0% to $1.0 billion for the first quarter, driven by higher restructuring and impairment costs, higher commodity costs (net of pricing), unfavorable currency of $7 million, and gains on sales of businesses in 2005, partially offset by favorable product mix and cost saving initiatives.

NORTH AMERICAN FOOD

2006 First-Quarter Results

For the first quarter 2006, Kraft North America Commercial (KNAC) net revenues were up 1.6% to $5.6 billion, reflecting increases in Beverages, Convenient Meals, Snacks & Cereals and favorable currency of $24 million, partially offset by declines in Cheese & Foodservice and Grocery. Ongoing volume decreased 0.9% due to lower volume in Beverages, Cheese & Foodservice and Grocery, partially offset by increases in Convenient Meals and Snacks & Cereals. Operating companies income declined 1.5% to $896 million, with higher asset impairment and exit costs, higher commodity costs net of pricing and increased marketing spending only partially offset by productivity and restructuring savings, positive mix and favorable currency of $5 million.

INTERNATIONAL FOOD

2006 First-Quarter Results

For the first quarter 2006, net revenues for Kraft International Commercial (KIC) decreased 1.0% to $2.5 billion, reflecting challenges in the European Union and unfavorable currency of $119 million, partially offset by an increase in Developing Markets, Oceania and North Asia. Ongoing volume was down 1.5%, with a decline in the European Union only partially offset by an increase in Developing Markets, Oceania and North Asia. Operating companies income decreased 44.0% to $164 million, due primarily to higher restructuring and impairment charges, a 2005 gain on sale of businesses and brands and unfavorable currency of $12 million, partially offset by positive mix.

FINANCIAL SERVICES

2006 First-Quarter Results

Philip Morris Capital Corporation (PMCC) reported operating companies income of $96 million for the first quarter of 2006, versus operating companies income of $41 million for the year-earlier period, reflecting higher asset management gains.

Consistent with its strategic shift in 2003, PMCC is focused on managing its existing portfolio of finance assets in order to maximize gains and generate cash flow from asset sales and related activities. PMCC is no longer making new investments and expects that its operating companies income will fluctuate over time as leases mature or assets are sold.

Altria Group, Inc. Profile

Altria Group, Inc. owns approximately 87.6% of the outstanding common shares of Kraft Foods Inc. and 100% of the outstanding common shares of Philip Morris International Inc., Philip Morris USA Inc. and Philip Morris Capital Corporation. In addition, Altria Group, Inc. owns 28.7% of SABMiller plc. The brand portfolio of Altria Group, Inc.'s consumer packaged goods companies includes such well-known names as **Kraft**, **Jacobs**, **L&M**, **Marlboro**, **Maxwell House**, **Nabisco, Oreo, Oscar Mayer**, **Parliament**, **Philadelphia, Post** and **Virginia Slims**. Altria Group, Inc. recorded 2005 net revenues of $97.9 billion.

Trademarks and service marks mentioned in this release are the registered property of, or licensed by, the subsidiaries of Altria Group, Inc.

Forward-Looking and Cautionary Statements

This press release contains projections of future results and other forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The following important factors could cause actual results and outcomes to differ materially from those contained in such forward-looking statements.

Altria Group, Inc.'s consumer products subsidiaries are subject to changing prices for raw materials; intense price competition; changes in consumer preferences and demand for their products; fluctuations in levels of customer inventories; the effects of foreign economies and local economic and market conditions; unfavorable currency movements and changes to income tax laws. Their results are dependent upon their continued ability to promote brand equity successfully; to anticipate and respond to new consumer trends; to develop new products and markets and to broaden brand portfolios in order to compete effectively with lower-priced products; to improve productivity; and to respond effectively to changing prices for their raw materials.

Altria Group, Inc.'s tobacco subsidiaries (Philip Morris USA and Philip Morris International) continue to be subject to litigation, including risks associated with adverse jury and judicial determinations, courts reaching conclusions at variance with the company's understanding of applicable law, bonding requirements and the absence of adequate appellate remedies to get timely relief from any of the foregoing; price gaps and changes in price gaps between premium and lowest-price brands; legislation, including actual and potential excise tax increases; discriminatory excise tax structures; increasing marketing and regulatory restrictions; the effects of price increases related to excise tax increases and concluded tobacco litigation settlements on consumption rates and consumer preferences within price segments; health concerns relating to the use of tobacco products and exposure to environmental tobacco smoke; governmental regulation; privately imposed smoking restrictions; and governmental and grand jury investigations.

Altria Group, Inc. and its subsidiaries are subject to other risks detailed from time to time in its publicly filed documents, including its Annual Report on Form 10-K for the period ended December 31, 2005. Altria Group, Inc. cautions that the foregoing list of important factors is not complete and does not undertake to update any forward-looking statements that it may make.

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ALTRIA GROUP, INC. and Subsidiaries

Condensed Statements of Earnings For the Quarters Ended March 31 (Unaudited) - Schedule 1

(In millions of dollars, except per share data in dollars per share)

	Quarter Ended March 31, 2006	Quarter Ended March 31, 2005
Net revenues.	$ 24,355	$ 23,618
Cost of sales	8,915	8,671
Excise taxes on products (*)	7,546	7,156
Gross profit	7,894	7,791
Marketing, administration and research costs . .	3,387	3,396
Domestic tobacco headquarters relocation charges	—	1
Italian antitrust charge.	61	—
Asset impairment and exit costs	204	153
Losses (gains) on sales of businesses, net	3	(116)
Operating companies income	4,239	4,357
Amortization of intangibles	7	4
General corporate expenses.	153	159
Asset impairment and exit costs	—	18
Operating income	4,079	4,176
Interest and other debt expense, net	243	281
Earnings from continuing operations before income taxes, minority interest, and equity earnings, net	3,836	3,895
Provision for income taxes	289	1,291
Earnings from continuing operations before minority interest and equity earnings, net	3,547	2,604
Minority interest in earnings from continuing operations, and equity earnings, net.	70	20
Earnings from continuing operations	3,477	2,584
Earnings from discontinued operations, net of income taxes and minority interest	—	12
Net earnings	$ 3,477	$ 2,596
Per share data:		
Basic earnings per share from continuing operations	$ 1.67	$ 1.25
Basic earnings per share from discontinued operations	$ —	$ 0.01
Basic earnings per share	$ 1.67	$ 1.26


Diluted earnings per share from continuing operations	$		1.65	$	1.24
Diluted earnings per share from discontinued operations	$		—	$	0.01
Diluted earnings per share	$		1.65	$	1.25
Weighted average number of shares outstanding - Basic			2,082		2,061
Weighted average number of shares outstanding - Diluted			2,101		2,081

(*) The detail of excise taxes on products sold is as follows:

Domestic tobacco	$		855	$	845
International tobacco.			6,691		6,311
Total excise taxes	$		7,546	$	7,156
Currency decreased international tobacco excise taxes	$		361		—



ALTRIA GROUP, INC. and Subsidiaries

Selected Financial Data by Business Segment For the Quarters Ended March 31 (Unaudited) - Schedule 2

(In millions of dollars, throughout)

	Domestic Tobacco	Internat'l Tobacco	North American Food	Internat'l Food	Financial Services	Total
2006 Net Revenues .	$ 4,323	$ 11,801	$ 5,643	$ 2,480	$ 108	$ 24,355
2005 Net Revenues .	4,146	11,345	5,553	2,506	68	23,618
Reconciliation:						
2005 Net Revenues .	$ 4,146	$ 11,345	$ 5,553	$ 2,506	$ 68	$ 23,618
Divested businesses - 2005	—	—	(118)	(17)	—	(135)
Divested businesses - 2006	—	—	10	—	—	10
Acquired businesses	—	708	—	—	—	708
Currency	—	(654)	24	(119)	—	(749)
Operations	177	402	174	110	40	903
2006 Net Revenues .	$ 4,323	$ 11,801	$ 5,643	$ 2,480	$ 108	$ 24,355



ALTRIA GROUP, INC. and Subsidiaries

Selected Financial Data by Business Segment For the Quarters Ended March 31 (Unaudited) - Schedule 3

(In millions of dollars, throughout)

	Domestic Tobacco	Internat'l Tobacco	North American Food	Internat'l Food	Financial Services	Total
2006 Operating Companies Income	$ 1,116	$ 1,967	$ 896	$ 164	$ 96	$ 4,239
2005 Operating Companies Income	1,038	2,075	910	293	41	4,357
Reconciliation:						
2005 Operating Companies Income	$ 1,038	$ 2,075	$ 910	$ 293	$ 41	$ 4,357
Divested businesses - 2005	—	—	(4)	(3)	—	(7)
Domestic tobacco headquarters relocation charges - 2005	1	—	—	—	—	1
Asset impairment and exit costs - 2005	—	3	117	33	—	153
Gains on sales of businesses - 2005.	—	—	—	(116)	—	(116)
Implementation costs - 2005	—	—	14	5	—	19
	1	3	127	(81)	—	50
Divested businesses - 2006	—	—	(1)	—	—	(1)
Italian antitrust charge - 2006	—	(61)	—	—	—	(61)
Asset impairment and exit costs - 2006	—	(2)	(134)	(68)	—	(204)
Losses on sales of businesses - 2006.	—	—	(3)	—	—	(3)
Implementation costs - 2006	—	—	(7)	(6)	—	(13)
	—	(63)	(145)	(74)	—	(282)
Acquired businesses.	—	146	—	—	—	146
Currency	—	(156)	5	(12)	—	(163)
Operations	77	(38)	(1)	38	55	131
2006 Operating Companies Income	$ 1,116	$ 1,967	$ 896	$ 164	$ 96	$ 4,239



ALTRIA GROUP, INC. and Subsidiaries

Net Earnings For the Quarters Ended March 31 (Unaudited) - Schedule 4

(In millions of dollars, throughout)

		Net Earnings
2006 Continuing Earnings	$	3,477
2005 Continuing Earnings	$	2,584
Reconciliation:		
2005 Continuing Earnings	$	2,584
2005 Domestic tobacco headquarters relocation charges.		1
2005 Asset impairment, exit and implementation costs, net of minority interest impact		97
2005 Gain on sales of businesses, net of minority interest impact		(65)
2005 Corporate asset impairment and exit costs.		12
2005 Tax items, net of minority interest impact		(39)
		6
2006 Italian antitrust charge.		(61)
2006 Asset impairment, exit and implementation costs, net of minority interest impact		(125)
2006 Loss on sales of businesses, net of minority interest impact		(3)
2006 Tax items, net of minority interest impact		967
		778
Currency		(107)
Change in shares.		—
Change in tax rate		31
Operations		185
2006 Continuing Earnings	$	3,477
2006 Discontinued Earnings	$	—
2006 Net Earnings.	$	3,477


Altria

ALTRIA GROUP, INC. and Subsidiaries

Diluted Earnings Per Share For the Quarters Ended March 31 (Unaudited) - Schedule 4

(Dollars per share, throughout)

	Diluted E.P.S.
2006 Continuing Earnings	$ 1.65
2005 Continuing Earnings	$ 1.24
Reconciliation:	
2005 Continuing Earnings	$ 1.24
2005 Domestic tobacco headquarters relocation charges.	—
2005 Asset impairment, exit and implementation costs, net of minority interest impact	0.04
2005 Gain on sales of businesses, net of minority interest impact .	(0.03)
2005 Corporate asset impairment and exit costs.	0.01
2005 Tax items, net of minority interest impact	(0.02)
	—
2006 Italian antitrust charge.	(0.03)
2006 Asset impairment, exit and implementation costs, net of minority interest impact	(0.06)
2006 Loss on sales of businesses, net of minority interest impact .	—
2006 Tax items, net of minority interest impact	0.46
	0.37
Currency	(0.05)
Change in shares.	(0.02)
Change in tax rate	0.02
Operations	0.09
2006 Continuing Earnings	$ 1.65
2006 Discontinued Earnings	$ —
2006 Net Earnings	$ 1.65



ALTRIA GROUP, INC. and Subsidiaries

Condensed Balance Sheets (Unaudited) - Schedule 5

(In millions of dollars, except ratio data)

	March 31, 2006	December 31, 2005
Assets		
Cash and cash equivalents.	$ 2,491	$ 6,258
All other current assets	19,633	19,523
Property, plant and equipment, net.	16,719	16,678
Goodwill	31,634	31,219
Other intangible assets, net	12,201	12,196
Other assets	15,181	14,667
Total consumer products assets.	97,859	100,541
Total financial services assets	6,955	7,408
Total assets.	$ 104,814	$ 107,949
Liabilities and Stockholders' Equity		
Short-term borrowings	$ 3,845	$ 2,836
Current portion of long-term debt	3,541	3,430
Accrued settlement charges	1,125	3,503
All other current liabilities	14,883	16,389
Long-term debt	14,042	15,653
Deferred income taxes	8,703	8,492
Other long-term liabilities	12,619	13,813
Total consumer products liabilities	58,758	64,116
Total financial services liabilities.	7,912	8,126
Total liabilities	66,670	72,242
Total stockholders' equity	38,144	35,707
Total liabilities and stockholders' equity	$ 104,814	$ 107,949
Total consumer products debt	$ 21,428	$ 21,919
Debt/equity ratio - consumer products	0.56	0.61
Total debt	$ 23,444	$ 23,933
Total debt/equity ratio	0.61	0.67


Altria

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